Exhibit 12.1

MICHAEL FOODS, INC.

(A Wholly Owned Subsidiary of M-Foods Holdings, Inc.)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	COMPANY				PREDECESSOR
	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	One Month Ended December 31, 2003	Eleven Months Ended November 30, 2003	Year Ended December 31, 2002
Earnings:
Earnings (loss) before income taxes and equity in (losses) earnings of unconsolidated subsidiary	$38,162	$53,580	$54,955	$(7,365)	$(29,065)	$48,071
Add:
Fixed charges	60,206	50,128	45,522	5,103	43,562	52,355
Amortization of capitalized interest	—	—	572	48	524	572
Subtract:
Interest capitalized	(803)	(461)	(168)	—	(32)	—

Adjusted Earnings (Loss)	$97,565	$103,247	$100,881	$(2,214)	$14,989	$100,998

Fixed Charges:
Interest expensed	$54,036	$46,859	$42,143	$4,782	$38,089	$46,737
Interest portion of rentals	1,427	1,276	1,333	151	1,657	1,400
Amortization of capitalized debt expense	4,743	1,993	2,046	170	3,816	4,218

	$60,206	$50,128	$45,522	$5,103	$43,562	$52,355

Ratio of earnings to fixed charges (1)	1.62	2.06	2.22	—	—	1.93

(1)	Due to the Company’s loss for the one month ended December 31, 2003, and the Predecessor’s loss for the eleven months ended November 30, 2003, the ratio coverage in the respective periods was less the 1:1. The Company and Predecessor needed to generate additional earnings of $7,317,000 and $28,573,000 for the one month ended December 31, 2003 and the eleven months ended November 30, 2003, respectively, to achieve a coverage ratio of 1:1.